UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ENERGY TRANSFER PARTNERS, L.P.

(Name of issuer)

Common Units

(Title of class of securities)

29273R109

(CUSIP number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

April 30, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 2 of 12

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 99,711,069
	8.	Shared voting power 0
	9.	Sole dispositive power 99,711,069
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 99,711,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.98%[1]
14.	Type of reporting person PN

[1]	Based on 369,501,191 Common Units outstanding on May 6, 2013

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 3 of 12

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 99,711,069
	8.	Shared voting power 0
	9.	Sole dispositive power 99,711,069
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 99,711,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.98%[2]
14.	Type of reporting person OO (Limited Liability Company)

[2]	Based on 369,501,191 Common Units outstanding on May 6, 2013

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 4 of 12

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 99,711,069
	8.	Shared voting power 0
	9.	Sole dispositive power 99,711,069
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 99,711,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.98%[2]
14.	Type of reporting person IN

[2]	Based on 369,501,191 Common Units outstanding on May 6, 2013

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 5 of 12

This Amendment No. 6 on Schedule 13D/A (“Amendment No. 6”) is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”), LE GP, LLC, a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”), and Kelcy L. Warren, to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005, August 16, 2006, May 26, 2010, December 3, 2010, and April 5, 2012 (collectively, the “Amended Schedule 13D”), by ETE, LE GP and Kelcy L. Warren.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”), and Kelcy L. Warren (“Warren” and, collectively with ETE and LE GP, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer” or “ETP”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chief Executive Officer of the Issuer. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 6 of 12

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP

Matthew S. Ramsey 1001 McKinney St. Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

K. Rick Turner 3101 McCulloch Circle Houston, TX 77056	Director	Private Equity Executive

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 7 of 12

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

On April 30, 2013, the Issuer completed the acquisition from ETE of ETE’s 60% interest in ETP Holdco Corporation (“ETP Holdco”) in exchange for 49,484,102 ETP Common Units and approximately $1,400,000,000 of cash. The Common Units were issued to ETE in reliance upon an exemption from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

On March 20, 2013, the Issuer, Heritage ETC, L.P., a Delaware limited partnership and wholly owned subsidiary of ETP (“Heritage ETC”), ETE Sigma Holdco, LLC, a Delaware limited liability company and wholly owned subsidiary of ETE (“ETE Sigma”) and ETE, entered into the Contribution Agreement (the “Holdco Contribution Agreement”) attached as Exhibit S hereto. The Holdco Contribution Agreement provided for the contribution by ETE Sigma to Heritage ETC of a 60% interest in ETP Holdco in exchange for cash and the issuance of new ETP Common Units (the “Holdco Transaction”). ETP Holdco owns 100% of Southern Union Company and Sunoco, Inc. On April 30, 2013, the parties to the Holdco Contribution Agreement consummated the Holdco Transaction and ETE received cash and 49,484,102 new ETP Common Units. As a result of the transaction, the Issuer now owns 100% of ETP Holdco.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 369,501,191 Common Units of ETP were outstanding as of May 6, 2013. The Reporting Persons are deemed to be the beneficial owners of 99,711,069 Common Units of ETP. The Common Units owned by the Reporting Persons constitute approximately 26.98% of the total issued and outstanding Common Units. The Reporting Persons have the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) Except for the transaction described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 8 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

On April 30, 2013, the general partner of the Issuer entered into Amendment No. 4 (the “ETP LPA Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of the Issuer. The ETP LPA Amendment is attached as Exhibit T hereto. Under the ETP LPA Amendment, ETE, as the owner of the Issuer’s general partner, will forego incentive distributions relating to the distributions made on the Common Units issued in the Holdco Transaction for each of the first eight consecutive quarters beginning with the second quarter of 2013, as well as incentive distributions relating to the distributions made on 50% of the Common Units issued in the Holdco Transaction for each of the following eight consecutive quarters.

On March 23, 2012, ETE entered into a Senior Secured Term Loan Agreement (the “Term Loan Agreement”) with Credit Suisse AG, as Administrative Agent, and the other lenders from time to time party thereto (the “Term Lenders”), which became effective on March 26, 2012. The Term Loan Agreement has a scheduled maturity date of March 26, 2017, with an option for ETE to extend the term subject to the terms and conditions set forth therein. Pursuant to the Term Loan Agreement, the Term Lenders have provided senior secured financing in an aggregate principal amount of $2,000,000,000. ETE shall not be required to make any amortization payments with respect to the term loans under the Term Loan Agreement. Under certain circumstances, ETE is required to repay the term loan in connection with asset sales yielding net proceeds in excess of $25,000,000.

On August 2, 2012, in connection with the Sigma Merger, ETE, certain subsidiaries of ETE, the several banks and other financial institutions party thereto (collectively, the “Consenting Lenders”) and Credit Suisse AG, in its capacity as administrative agent for the Lenders entered into the Amendment No. 1 to the Term Loan Agreement (the “First Term Loan Amendment”) filed as Exhibit U hereto.

The First Term Loan Amendment amended the Term Loan Agreement to, among other matters:

•	permit the general partner of ETP to relinquish incentive distribution rights as contemplated by the Sigma Merger;

•

permit ETE and certain of its subsidiaries to relinquish incentive distribution rights in connection with future transactions provided that such relinquishment and proposed transaction, collectively, are not expected to adversely affect Pro Forma Consolidated EBITDA of the Borrower (as defined in the Term Loan Agreement);

•

amend the calculation of Consolidated EBITDA of the Borrower (as defined in the Term Loan Agreement) to include distributions received from non-wholly owned subsidiaries of ETE and entities that may be acquired in the future; and

•	amend the calculation of value for purposes of the loan to value covenant to account for non-wholly owned subsidiaries of ETE and entities that may be acquired in the future.

On April 25, 2013, in connection with the Holdco Transaction, ETE, certain subsidiaries of ETE, the several banks and other financial institutions party thereto (collectively, the “Consenting Term Lenders”) and Credit Suisse AG, in its capacity as administrative agent for the Term Lenders (the “Term Loan Administrative Agent”) entered into the Amendment No. 2 to the Term Loan Agreement (the “Second Term Loan Amendment”) filed as Exhibit V hereto.

The Second Term Loan Amendment amended the Term Loan Agreement to, among other matters:

•	delete the restrictions on ETE’s ability to transfer its indirect ownership of Southern Union Company (“Southern Union”);

•

reset the baskets for permitted sales of units in each of ETP and Regency Energy Partners LP (“Regency”) to reflect the amount owned directly or indirectly by ETE after giving effect to the Holdco Transaction;

•	permit the general partner of ETP to relinquish incentive distribution rights in connection with the Holdco Transaction; and

•

waive any mandatory prepayment under the Term Loan Agreement resulting from the receipt of proceeds from the Holdco Transaction; provided that, ETE applies such proceeds instead to repay amounts outstanding under each of the Bridge Loan Agreement (defined below) and ETE’s Amended and Restated Credit Agreement (defined below) to the extent set forth in the Second Term Loan Amendment.

The Term Loan Agreement contains customary representations, warranties, covenants and events of default, including a change of control event of default and limitations on incurrence of liens, new lines of business, mergers, transactions with affiliates and restrictive agreements. The Term Loan Agreement also includes covenants limiting, as of the last day of each fiscal quarter, the ratio of the funded debt of ETE to the EBITDA (as defined in the Term Loan Agreement) of ETE, measured for the preceding twelve months, to not more than 5.50 to 1.00. This requirement is subject to a provision for increases to 6.00 to 1.00 in connection with certain future acquisitions. In addition, the Term Loan Agreement includes a covenant limiting, as of the last day of each quarter, the ratio of EBITDA of ETE to fixed charges of ETE, measured for the preceding twelve months, to not less than 1.50 to 1.00. During the continuance of an event of default, the Term Lenders may take a number of actions, including declaring the entire amount then outstanding under the Term Loan Agreement due and payable.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 9 of 12

All of the Common Units of ETP held directly by ETE are pledged as collateral under ETE’s Term Loan Agreement.

On April 1, 2013, ETE entered into a Senior Secured Bridge Term Loan Agreement attached as Exhibit W hereto (the “Bridge Loan Agreement”) with Credit Suisse AG, in its capacity as administrative agent for the Bridge Lenders (defined below)(the “Bridge Loan Administrative Agent”). The Bridge Loan Agreement provides ETE with secured financing in an aggregate principal amount of up to $275,000,000.

The maturity date of the Bridge Loan Agreement is June 28, 2013. ETE shall not be required to make any amortization payments with respect to the loans under the Bridge Loan Agreement. Amounts borrowed under the Bridge Loan Agreement will bear interest at either LIBOR or base rate plus an applicable margin based on the election of ETE for each interest period. The applicable margin for LIBOR rate loans is 2.50% and the applicable margin for base rate loans is 1.50%.

On April 25, 2013, ETE, certain subsidiaries of ETE, the several banks and other financial institutions party thereto (collectively, the “Consenting Bridge Lenders”) and Credit Suisse AG, in its capacity as administrative agent for the Bridge Lenders (as defined below) (the “Bridge Loan Administrative Agent”) entered into the Amendment No. 1 to the Bridge Loan Amendment by and among ETE, the Consenting Bridge Lenders (together with the other banks and financial institutions party thereto, the “Bridge Lenders”) and the Bridge Loan Administrative Agent attached as Exhibit X hereto.

The Bridge Loan Amendment amended the Bridge Loan Agreement to, among other matters:

•	delete the restrictions on ETE’s ability to transfer its indirect ownership of Southern Union;

•	reset the baskets for permitted sales of units in each of ETP and Regency to reflect the amount owned directly or indirectly by ETE after giving effect to the Holdco Transaction; and

•	permit the general partner of ETP to relinquish incentive distribution rights in connection with the Holdco Transaction.

ETE may voluntarily prepay the loans at any time without premium or penalty, subject to any applicable breakage costs for loans bearing interest at LIBOR. Under certain circumstances, ETE is required to repay the term loan in connection with (i) asset sales yielding net proceeds in excess of $25,000,000, (ii) the issuance by ETE of any indebtedness for borrowed money or (iii) the sale of any equity interests of ETE. The Bridge Loan Agreement also includes certain customary (i) affirmative covenants, including delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, payment of material taxes and other claims, maintenance of properties and insurance, maintenance of books and records, access to properties and records for inspection by administrative agent and lenders, further assurances and provision of additional guarantees and (ii) negative covenants, including restrictions on ETE and its restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, modify terms of organization documents or certain material agreements or enter into transactions with shareholders or affiliates, in each case substantially similar to the affirmative and negative covenants in ETE’s existing Term Loan Agreement. The Bridge Loan Agreement also requires the maintenance of (i) a maximum debt to EBITDA ratio, as of the last day of each fiscal quarter, of 5.5 to 1.0 at any time with respect to ETE (subject to increases to 6.0 to 1.0 in connection with certain future specified acquisitions), and (ii) a minimum EBITDA to consolidated fixed charges ratio, as of the last day of each fiscal quarter, of 1.5 to 1.0 at any time. During the continuance of an event of default, the lenders under the Bridge Loan Agreement may take a number of actions, including declaring the entire amount then outstanding under the Bridge Loan Agreement due and payable.

All of the Common Units of ETP held directly by ETE are pledged as collateral under ETE’s Bridge Loan Agreement.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 10 of 12

On September 20, 2010, ETE entered into a $200,000,000 five-year senior secured revolving credit facility (as amended by Amendment No. 1 to Credit Agreement dated as of November 11, 2010, the “Existing ETE Credit Agreement”) with Credit Suisse AG, as administrative agent and collateral agent, the other lenders party thereto (the “Revolver Lenders”) and Credit Suisse Securities (USA) LLC, as sole lead arranger and sole bookrunner.

On March 23, 2012, ETE entered into Amendment No. 2 to Credit Agreement (the “Amendment Agreement”) with Credit Suisse AG, as administrative agent, and the other Revolver Lenders party thereto, pursuant to which the Existing ETE Credit Agreement was amended and restated effective March 26, 2012 (the “Amended and Restated Credit Agreement”).

On September 13, 2012, in connection with the Sigma Merger, ETE, certain subsidiaries of ETE, the several banks and other financial institutions party thereto (collectively, the “Consenting Lenders”) and Credit Suisse AG, in its capacity as administrative agent for the Lenders entered into the Amendment No. 1 to Amended and Restated Credit Agreement (the “First Revolver Amendment”) filed as Exhibit Y hereto.

The First Revolver Amendment amended the Amended and Restated Credit Agreement to, among other matters:

•	permit the general partner of ETP to relinquish incentive distribution rights as contemplated by the Merger;

•

permit ETE and certain of its subsidiaries to relinquish incentive distribution rights in connection with future transactions provided that such relinquishment and proposed transaction, collectively, are not expected to adversely affect Pro Forma Consolidated EBITDA of the Borrower (as defined in the Term Loan Agreement);

•

amend the calculation of Consolidated EBITDA of the Borrower (as defined in the Term Loan Agreement) to include distributions received from non-wholly owned subsidiaries of ETE and entities that may be acquired in the future; and

•	amend the calculation of value for purposes of the loan to value covenant to account for non-wholly owned subsidiaries of ETE and entities that may be acquired in the future.

On April 29, 2013, in connection with the Holdco Transaction, ETE, certain subsidiaries of ETE, the several banks and other financial institutions party thereto (collectively, the “Consenting Revolver Lenders”) and Credit Suisse AG, in its capacity as administrative agent for the Revolver Lenders (as defined below) (the “Revolver Administrative Agent”) entered into the Amendment No. 2 to Amended and Restated Credit Agreement attached as Exhibit Z hereto (the “Second Revolver Amendment”) to that certain Amended and Restated Credit Agreement by and among ETE, the Consenting Revolver Lenders (together with the other banks and financial institutions party thereto, the “Revolver Lenders”) and the Revolver Administrative Agent.

The Second Revolver Amendment amended the Amended and Restated Credit Agreement to, among other matters:

•	delete the restrictions on ETE’s ability to transfer its indirect ownership of Southern Union;

•	reset the baskets for permitted sales of units in each of ETP and Regency to reflect the amount owned directly or indirectly by ETE after giving effect to the Holdco Transaction; and

•	permit the general partner of ETP to relinquish incentive distribution rights in connection with the Holdco Transaction.

All of the Common Units of ETP held directly by ETE are pledged as collateral under ETE’s Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement contains customary representations, warranties, covenants and events of default, including a change of control event of default and limitations on incurrence of liens, new lines of business, mergers, transactions with affiliates and restrictive agreements. The Amended and Restated Credit Agreement includes covenants limiting, as of the last day of each fiscal quarter, the ratio of the funded debt of ETE to the EBITDA (as defined in the Amended and Restated Credit Agreement) of ETE, measured for the preceding twelve months, to not more than 5.50 to 1.00. This requirement is subject to a provision for increases to 6.00 to 1.00 in connection with certain future acquisitions. The Amended and Restated Credit Agreement includes a covenant limiting, as of the last day of each quarter, the ratio of EBITDA of ETE to fixed charges of ETE, measured for the preceding twelve months, to not less than 1.50 to 1.00. In addition, the Amended and Restated Credit Agreement requires that the value to loan ratio as of any date be no less than 2.00 to 1.00. During the continuance of an event of default, the Revolver Lenders may take a number of actions, including declaring the entire amount then outstanding under the Amended and Restated Credit Agreement due and payable.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT S -	Contribution Agreement, dated as of March 20, 2013, by and among Energy Transfer Partners, L.P., Energy Transfer Equity, L.P., ETE Sigma Holdco, LLC and Heritage ETC, L.P. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on March 26, 2013).

EXHIBIT T -	Amendment No. 4 to the Second Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. dated April 30, 2013 (incorporated by reference to Exhibit 3.1 to Form 8-K filed by the Issuer on May 1, 2013).

EXHIBIT U -	Amendment No. 1 to the Senior Secured Term Loan Agreement, dated August 2, 2012, by and among Energy Transfer Equity, L.P., Credit Suisse AG, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed by ETE on August 8, 2012).

EXHIBIT V -	Amendment No. 2 to the Senior Secured Term Loan Agreement, dated April 25, 2013, by and among Energy Transfer Equity, L.P., Credit Suisse AG, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.3 to Form 8-K filed by ETE on May 1, 2013).

EXHIBIT W -	Senior Secured Bridge Term Loan Agreement, dated as of April 1, 2013, by and between Energy Transfer Equity, L.P. and Credit Suisse AG, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K filed by ETE on April 2, 2013).

EXHIBIT X -	Amendment No. 1 to Senior Secured Bridge Term Loan Agreement, dated as of April 25, 2013, by and among Energy Transfer Equity, L.P., the lenders party thereto and Credit Suisse AG, as administrative agent (incorporated by reference to Exhibit 10.4 to Form 8-K filed by ETE on May 1, 2013).

EXHIBIT Y -	Amendment No. 1 to Amended and Restated Credit Agreement, dated September 13, 2012, by and among Energy Transfer Equity, L.P., Credit Suisse AG, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by ETE on November 8, 2012).

EXHIBIT Z -	Amendment No. 2 to Amended and Restated Credit Agreement, dated April 29, 2013, by and among Energy Transfer Equity, L.P., Credit Suisse AG, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.5 to Form 8-K filed by ETE on May 1, 2013).

EXHIBIT AA -	Joint Filing Agreement and Power of Attorney dated May 10, 2013 among the Reporting Persons.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC,

Its general partner

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: May 10, 2013	LE GP, LLC

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: May 10, 2013		/S/ SONIA AUBE
Kelcy L. Warren by Sonia Aube,
Attorney-in-Fact